Medicore, Inc.
                             2337 West 76th Street
                               Hialeah, FL 33016
                           Telephone: (305) 558-4000
                           Telecopier: (305) 825-0961


                                                             August 9, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 02549

     RE: Form 10-K for the fiscal year ended December 31, 2004
         Medicore, Inc. (06906)

     As per discussions among the accounting staff of the Securities and Exchange Commission ("SEC"), including Oscar Young, Senior Staff Accountant and Tabatha Akins, Staff Accountant, Moore Stephens, P.C., the auditors for Medicore, Inc., (the "Company") and its public subsidiary, Dialysis Corporation of America ("DCA"), in particular, Angelo J. Coppolino, Principal, Daniel R. Ouzts, CFO of Medicore and Chief Accounting Officer of Medicore and DCA, Don Waite, CFO of DCA, and Lawrence E. Jaffe, Esq., of Jaffe & Falk, LLC, counsel to the Company and DCA, three areas were discussed as to the Company's and DCA's annual report on Form 10-K for the year ended December 31, 2004 ("Form 10-K").

     The following responses are keyed to the accounting staff's oral comments of August 5, 2005.

Staff Comment No. 1. Initial staff comment letter dated June 22, 2005,
--------------------
Comment 3 re: "Accounts Receivable," bullet points three and four:

Response:

     Third bullet point

     The Accounts Receivable Aging Schedule as provided to the staff as Schedule A to the Company's response letter dated June 29, 2005 has been included in the proposed Amendment No. 1 to the Form 10-K ("Form 10-K/A1") under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fourth bullet point

     A statement that there are no approvals pending from third party payors has been included in the Form 10-K/A1 in Note 1 to "Notes to Consolidated Financial Statements" under the caption "Revenue Recognition."

Staff Comment No. 2. Out of network revenues; SAB Topic 13 (SAB 104)
--------------------

Response:

     The lengthy period of time between rendering services and reaching final settlement, compounded further by the complexities and ambiguities of reimbursement regulations make it difficult to estimate the net patient service revenue associated with health care programs [SOP 00-1 para. .02].

     Health care entities need to estimate amounts that ultimately will be realizable in order for revenues to be fairly stated in accordance with GAAP. The basis for such estimates may range from relatively straightforward calculations using information that is readily available to highly complex judgments based on assumptions about future decisions [SOP 00-1 para. .06].

     Management is responsible for the fair presentation of its financial statements in conformity with GAAP. Despite the inherent uncertainties, management is responsible for estimating the amounts recorded in the financial statements and making the required disclosures in accordance with GAAP, based on management's analysis of existing conditions. Estimates that are significant to management's assertions about revenue include the provision for third-party payor contractual adjustments and allowances [SOP 00-1 para. .09 and .10].

     Accounting for revenues and costs of revenues in health care requires estimates in many cases; those estimates sometimes change (topic 13; (4b).) The Company believes that it has the appropriate internal controls and adequate books and records for the timely identification of necessary changes in estimates to be reflected in its financial statements.

     Estimates of contractual adjustments, other adjustments, and the allowance for uncollectibles are reported in the period during which the services are provided, even though the actual amounts may become known at a later date. Although final settlements are not made until a subsequent period, they are usually subject to reasonable estimations and are reported in the financial statements in the period in which services are rendered. Differences between original estimates and subsequent revisions (including final settlements) are included in the statement of operations in the period in which the revisions are made and disclosed, if material. Those differences are not treated as prior period adjustments unless they meet the criteria for prior period adjustments as set forth in FASB Statement No. 16 Prior Period Adjustments. [Health Care Audit and Accounting Guide Chapter 5 (Receivables) para. 5.08 and SOP 00-1 para. .36 and .37].

     The Company's estimates are reasonable since Dialysis Corporation of America ("DCA") reviews each patient related to out-of-network claims, as stated in the Company's response of August 2, 2005, Comment No. 3, out-of-network revenues; SAB Topic 13.

     DCA's 29 years of experience in the dialysis business provides it with sufficient basis to reasonably estimate revenues for out-of-network payors. The DCA staff collects all available information on each individual claim as a basis for estimating out-of-network revenues. This includes contacting the patients' insurance company and requesting out of network payor rates, deductible, and co-payment information. If DCA is not given satisfactory information from the insurance company, it then utilizes other sources such as a review of historical payments from this particular insurance payor for other patients. If DCA has no experience with the insurance company, its staff then looks to similar plan types with other insurers for its estimates. While the margin of over or under estimating may result in a slightly larger adjustment relative to these claims, past history has established this method as providing reasonable estimations for reporting such revenues in the period in which services are rendered. Typically within a two to four month period DCA will receive a payment for services rendered. At that point DCA will adjust estimated revenues recognized to reflect the actual payor rate of the insurance company. All future revenues for this patient are then recognized based on DCA's experience with that insurance company's payment history. As indicated under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, Revenue Recognition" of the Form 10-K/A1 (page 54), DCA adheres to the guidelines of SAB Topic 13 (SAB 104) in recognizing revenue for out-of-network payors. Additionally, to reiterate para. 5.08 of the Health Care Audit and Accounting Guide, any differences between original estimates and subsequent revisions are included in the Statement of Operations in the period in which the revisions are made and disclosed, even if material. The guide basically requires you to arrive at such estimates whether they come from relatively straight-forward calculations using information that is readily available to highly complex judgments, based on assumptions about future decisions (SOP 00-1 para. 06). DCA's historic experience and internal controls provide a basis for both making reasonable estimates of revenues for out-of-network payors and identifying on a timely basis any necessary changes to estimates. For DCA not to estimate revenues for out-of-network providers given that it has a reasonable basis for doing so would be contrary to the provisions of SAB Topic 13 (SAB 104) and the above cited references.

     The accuracy of the Company's procedures is evidenced by the fact that in 2003 the estimated net patient revenues from out-of-network payors totaled approximately $5.9 million. The actual amounts collected totaled approximately $6.3 million resulting in an additional approximately $400,000 reported in 2004 from out-of-network payors. This translates into an adjustment of approximately 6.3% ($400,000 divided by $6,300,000). The effect of all adjustments to the overall net patient revenue is approximately 1.7% ($508,000 divided by $30,000,000). The immateriality of the differences between estimates and actual collections as a percentage of total net patient revenues supports the Company's ability to accurately estimate its revenues based on its internal controls and procedures. It also illustrates complete compliance with the Health Care Audit and Accounting Guide together with the pertinent Statements of Position relating to Health Care Revenue Recognition. Furthermore, if the adjustments were material due to some unforeseen event, such adjustment would be reported in the period of the revision with no prior period adjustment required, only disclosed.

     Such has been disclosed in "Critical Accounting Policies and Estimates" under item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Medicore's Form 10-K/A1, Page 45.

     In view of the foregoing, the Company has a basis for reasonably estimating the revenue from out-of-network and third-party payors and any adjustments due to the difference between original estimates and final settlements are properly accounted for in the proper period.

Staff Comment No. 3. Recognition of goodwill (factors that contributed to
--------------------
recognition); SFAS 141 paragraph 51(b).

Response:

     The Company's response to the August 2, 2005 Comment No. 6 re: recognition of goodwill referred to "current per patient valuations" which meant from the Company's (and DCA's) perspective an estimate of future business, not patient relationship valuation. In discussions with the Staff on Friday, August 5th, Mr. Young expressed the concept of "patient relationships" and the value allocation to such.

     Although the Company contracts with medical directors-physicians, it does so as a requirement for Medicare. These contracts have no control over future economic benefits of the asset being acquired, cannot be sold and do not meet either the contractual-legal criterion or the separability criterion, of FAS 141; para. 39.

     As for dialysis center patients, it is generally understood that established "current per patient valuations" for dialysis centers is one way that is commonly used in comparing dialysis center values with other similar centers. As an example, if a dialysis center has an average of 100 patients that it is serving and the center is sold for $5,000,000, the resulting value of the center, on a per patient basis, would be $50,000.

     At the same time however, there is no real value to a dialysis center's relationship with any individual patient, or group of patients, as individual patients may terminate service from the center at any time, typically due to death, and it is the market itself that provides assurances of future revenues to a given center. In the limited cases in which DCA has acquired operating dialysis facilities, it has acquired centers where there is no present competition, so DCA anticipates most future patients coming to its center. However, this is not a patient relationship valuation, but rather a business evaluation. DCA has no rights to or control over any patients, and if any other facility opens in the area, DCA could lose any or all of the patients. The number of potential future patients, which DCA considers as one of the factors in valuing a potential acquisition, is determined based upon an estimate of certain demographics of the market that the target center is servicing. These demographics are primarily age, race, prevalence of diabetes, and prevalence of hypertension.

     Moreover, DCA does not employ physicians and has no contractual relationship with any patients. Under the federal Anti-Kickback Statutes, DCA may not directly or indirectly, obtain any compensation, remuneration or value for selling, transferring, or even referring patients to any other facility or entity. Patients are free to be treated wherever they choose.
No referral payments are allowed. DCA and Medicore have disclosed this in their respective Forms 10-K under Item 1, "Business, Government Regulations," specifically under the captions "Fraud and Abuse" and "Anti-Kickback Statutes."

     A dialysis center's relationships with its patients which, as noted in the preceding paragraph, are non-contractual relationships, are not capable of being separated or divided and sold, transferred, licensed, rented, or exchanged (either separately or as part of a group of assets) in exchange transactions or otherwise, and thereby do not meet the separability criterion of FAS 141, Paragraph A21.

     In view of the foregoing, neither the physician relationship nor the patient relationship meets the contractual-legal criterion or the separability criterion of FAS 141.

                                       Very truly yours,

                                       Medicore, Inc.

                                          /s/ Daniel R. Ouzts
                                       By:---------------------------------
                                          Daniel R. Ouzts, Vice President of
                                          Finance, Principal Financial
                                          Officer, and Chief Accounting
                                          Officer

cc:  Jeffrey Reidler, Asst. Dir. of Corp. Finance
     Zafar Hasan, Staff Attorney
     Oscar M. Young, Senior Staff Acct.
     Tabatha Akins, Staff Acct.